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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

OWENS CORNING

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

690742101

(CUSIP Number)

James C. Melville

Kaplan, Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN

(612) 375-1138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 690742101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Owens Corning/Fibreboard Asbestos Personal Injury Trust FEIN: 20-5738616
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,100,000 shares
	9.	Sole Dispositive Power 7,100,000 shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon 118,883,615 shares of Common Stock issued and outstanding as of April 15, 2013, as reported in Owens Corning’s Form 10-Q for the quarter ended March 31, 2013.

CUSIP No. 690742101

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

The PI Trust Advisory Committee, appointed under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006 as amended.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon 118,883,615shares of Common Stock issued and outstanding as of April 15, 2013, as reported in Owens Corning’s Form 10-Q for the quarter ended March 31, 2013.

CUSIP No. 690742101

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Michael J. Crames, in his capacity as the Future Claimants’ Representative under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006 as amended.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]

The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon 118,883,615shares of Common Stock issued and outstanding as of April 15, 2013, as reported in Owens Corning’s Form 10-Q for the quarter ended March 31, 2013.

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed on December 19, 2006 as amended by Amendments No. 1 dated June 20, 2007, No. 2 dated March 2, 2010 and No. 3 dated May 6, 2011 (as amended, the “Amended Schedule 13D”), and is being filed jointly on behalf of the Owens Corning/Fibreboard Asbestos Personal Injury Trust, a Delaware statutory trust (the “Trust”), formed pursuant to the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement dated October 31, 2006 (as amended, the “Trust Agreement”), the PI Trust Advisory Committee, a committee established under the Trust Agreement (the “TAC”), and Michael J. Crames, in his capacity as the Future Claimants’ Representative under the Trust Agreement (the “Future Claimants’ Representative”), an individual empowered under the Trust Agreement to represent the interests of future holders of asbestos personal injury claims (each, a “Reporting Person,” and, collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Owens Corning, a Delaware corporation (“Owens Corning”). The purpose of this Amendment No. 4 to Schedule 13D is to report the sale by the Trust of a covered call on 2,000,000 shares of Common Stock to Deutsche Bank AG, London Branch (the “Purchaser”). Under the terms of the agreement, Purchaser has the right, at its option, to purchase an aggregate of 2,000,000 shares of Common Stock from the Trust during certain periods the last of which expires June 20, 2014 at $53.0777 per share.

This Amendment No. 4 to Schedule 13D also reports that the TAC and the Future Claimants’ Representative will no longer be included as part of any subsequent amendments to the Amended Schedule 13D as a result of entering into the letter agreement dated November 17, 2011 (the “Letter Agreement”) among Owens Corning, the Trust, the TAC and the Future Claimants’ Representative described in Item 4 below.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 4 to Schedule 13D shall have the meaning ascribed to them in the Amended Schedule 13D.

All disclosure for items contained in the Amended Schedule 13D where no new information is provided for such item in this Amendment No. 4 to Schedule 13D is incorporated herein by this reference.

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended by adding the following two paragraphs at the end thereof:

The Letter Agreement provides that from November 17, 2011, each of the Trust, the TAC and the FCR irrevocably delegated to the Board of Directors of Owens Corning its, his or her respective rights to nominate, designate or appoint the ACC Designated Director (or any successor) and/or the FCR Designated Director (or any successor) in connection with any election of directors or any future elections thereafter or in the event of any vacancy or any future vacancies thereafter as provided in Sections 2.14 and 2.16 of the By-laws and any related provisions of the By-laws and/or the Certificate of Incorporation. In addition, pursuant to the Letter Agreement, the Trust consented to and agreed to vote in favor of any future proposal Owens Corning may put before the stockholders to amend the By-laws and/or the Certificate of Incorporation to eliminate the rights granted to the Trust, the FCR, the TAC or the ACC to nominate, designate or appoint the ACC Designated Director (or any successor) and/or the FCR Designated Director (or any successor) in connection with any election of directors contained in Sections 2.14 and 2.16 of the By-laws and any related provisions of the By-laws and/or the Certificate of Incorporation.

Pursuant to the Call Option Transaction as evidenced by Confirmation dated May 22, 2013 with reference number 536745 between the Trust and the Purchaser and the Collateral Account Agreement dated May 24, 2013 among the Trust, the Purchaser and The Bank of New York Mellon (collectively the “Covered Call Documentation”), the Trust has agreed that the Purchaser may purchase an aggregate of 2,000,000 shares of Common Stock from the Trust during certain periods the last of which expires June 20, 2014 (the “call periods”) at $53.0777 per share. During the call periods, the Trust will maintain the 2,000,000 shares of Common Stock in a segregated collateral account pledged to secure it obligations under the Covered Call Documentation. During the call periods, the Trust has the right to receive any dividends with respect to and to vote the shares of Common Stock subject to the Covered Call Documentation.

The foregoing descriptions of the Letter Agreement and the Covered Call Documentation are qualified in their entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 1and is incorporated herein by this reference, and the Covered Call Documentation, which are attached hereto as Exhibits 2 and 3, and are incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The Trust is the beneficial owner of 7,100,000 shares of Common Stock. Neither the TAC nor the FCR own any shares of Common Stock, and the TAC and the FCR are no longer deemed to be part of a group of persons (as determined in accordance with Section 13(d) of the Act and the rules promulgated thereunder) with the Trust. Based on Owens Corning’s Form 10-Q for the year ended March 31, 2013 filed with the Securities and Exchange Commission, there were 118,883,615 shares of Common Stock issued and outstanding as of March 31, 2013, the 7,100,000 shares of Common Stock beneficially owned by the Trust represent approximately 5.97% of the outstanding shares of Common Stock. Notwithstanding anything to the contrary contained herein, the TAC and the FCR expressly disclaim beneficial ownership of the 7,100,000 shares of Common Stock and this Statement on Schedule 13D shall not be construed as an admission by the TAC, the members of the TAC or the FCR that such persons are the beneficial owners for any purpose of the shares of Common Stock covered by this Schedule 13D.

(b) The Trust (acting through its Trustees), has the sole investment and voting power for 7,100,000 shares of Common Stock. The TAC and the FCR no longer have any consent rights to the Trust’s exercise of its investment and voting power with respect to the under the Trust Agreement with respect to the 7,100,000 shares of Common Stock held by the Trust.

(c) Except for the sale of the covered call on 2,000,000 shares of Common Stock on May 22, 2013 by the Trust to the Purchaser pursuant to the Covered Call Documentation, none of the Trust, the Trustees, the TAC, the members of the TAC nor the FCR has engaged in any transactions in the Common Stock that were effected during the past sixty days.

(d) No person, other than the Trust, has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Trust.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

EXHIBIT NUMBER	TITLE

1	Letter Agreement dated November 17, 2011 among Owens Corning, the Trust, the TAC and the Future Claimants’ Representative

2	Call Option Transaction as evidenced by Confirmation dated May 22, 2013 with reference number NY-536745 between the Trust and the Purchaser

3	Collateral Account Agreement dated May 24, 2013 among the Trust, the Purchaser and The Bank of New York Mellon

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013

OWENS CORNING/FIBREBOARD ASBESTOS PERSONAL INJURY TRUST

/s/ Harry Huge
Harry Huge, Trustee

/s/ D. LeAnne Jackson
D. LeAnne Jackson, Trustee

/s/ Dean M. Trafelet
Dean M. Trafelet, Managing Trustee

PI TRUST ADVISORY COMMITTEE

/s/Matthew Bergman
Matthew Bergman, Esq.

/s/ Russell W. Budd
Russell W. Budd, Esq.

/s/ John D. Cooney
John D. Cooney, Esq.

/s/ James Ferraro
James Ferraro, Esq.

/s/ Bruce Mattock
Bruce Mattock, Esq.

/s/ Steven Kazan
Steven Kazan, Esq.

/s/ Joseph F. Rice
Joseph F. Rice, Esq.

[Signature page to Amendment No. 4 to Schedule 13D]

/s/ Armand J. Volta, Jr.
Armand J. Volta, Jr., Esq.

/s/ Perry Weitz
Perry Weitz, Esq.

FUTURE CLAIMANTS’ REPRESENTATIVE, under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006

/s/ Michael J. Crames
Michael J. Crames

[Signature page to Amendment No. 4 to Schedule 13D]